Exhibit 99.1

Maris-Tech Unveils Mars-RF-HD, Enabling Ultra-Narrowband Drone Video Streaming Over LoRA Networks

New ultra-low SWaP payload marks an engineering milestone by delivering video over wireless channels traditionally considered unsuitable for real-time transmission

Rehovot, Israel, June 30, 2026 (GLOBE NEWSWIRE) — Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced the launch of Mars-RF-HD, a new ultra-low Size, Weight, and Power (“SWaP”) drone video payload designed to enable ultra-narrowband video transmission over radio frequency (“RF”)-Datalink and long-range (“LoRA”) wireless communication networks.

The launch represents an important engineering milestone for the Company. While LoRA technology is widely recognized for its exceptionally long communication range and low power consumption, its extremely limited bandwidth has traditionally made it impractical for transmitting operational video. Mars-RF-HD is designed to overcome this challenge by using highly optimized image compression techniques to transmit optimized time-lapse image sequences, providing operators with visual intelligence over communication channels previously considered unsuitable for video applications.

Designed for a broad range of unmanned aerial vehicle (“UAV”) missions, Mars-RF-HD supports long-range visual situational awareness while maintaining an ultra-low SWaP profile. The payload interfaces directly with the aircraft’s autopilot and supports operation over both RF-Datalink and LoRA wireless channels, making it suitable for applications such as surveillance and loitering munitions platforms.

Maris-Tech has already delivered samples of Mars-RF-HD to a leading defense industry customer, where the system is currently undergoing evaluation for potential operational deployment.

“We believe that introducing Mars-RF-HD marks another important milestone in expanding Maris-Tech’s journey in the drones market,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We are grateful for the opportunity to continue working with leading defense organizations that challenge us to solve complex engineering problems. Enabling visual information over communication channels with such limited bandwidth demonstrates our continued commitment to advancing edge video processing and AI technologies for next-generation unmanned systems.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected advantages, benefits and capabilities of Mars-RF-HD, the potential applicability of the product for various defense and unmanned system missions, the ongoing evaluation of the system by a defense industry customer and its potential operational deployment, and the Company’s belief that the introduction of Mars-RF-HD marks an important milestone in expanding its drone solutions portfolio.. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com